Sol Strategies Announces Letter of Intent to Acquire Validators and Financial Update

Toronto, Ontario--(Newsfile Corp. - October 25, 2024) - Sol Strategies Inc. (CSE: HODL) (OTC Pink: CYFRF) (formerly, Cypherpunk Holdings Inc., "Sol Strategies" or the "Company"), a publicly traded, Canadian holding company that invests in the Solana blockchain and ecosystem, today announced a corporate update. Included in this update is a Letter of Intent to acquire four blockchain validators from an arm's length party.

The following is an update on the Company's financial activities and investment portfolio since its most recent financial disclosure on October 22, 2024:

Letter of Intent to Acquire Validators

On October 21, 2024, the Company entered into a non-binding letter of intent with an arm's length party (the "Vendor"), pursuant to which the Company will acquire four blockchain validators (the "Validators") from the Vendor (the "Proposed Transaction").

The consideration for the Proposed Transaction is as follows:

(i) CAD $1,384,500 (USD $1,000,000) of cash, payable on closing

(ii) CAD $1,384,500 (USD $1,000,000) of Sol Strategies common shares, payable at closing

(iii) CAD $7,614,750 (USD $5,500,000) of Sol Strategies common shares issuable to Vendor over a period of three years from the date of closing, subject to performance targets.

Completion of the Proposed Transaction is subject to customary conditions including, but not limited to:

(i) the Company and the Vendor entering into a definitive agreement

(ii) receipt of all required consents; and

(iii) regulatory approval.

There are no finder's fees payable in connection with the Proposed Transaction.

Loan Drawdown

On October 23, 2023, the Company drew down USD $2,000,000 (CAD $2,769,000) from its CAD $10,000,000 loan facility (the "Loan Facility") announced on October 22, 2024. The funds have been transferred to Coinbase Prime and the Company has used the capital to acquire Solana ("SOL").

Solana Holdings Increase

The Company announced an increase in its SOL holdings to 117,619.10 SOL (CAD $28,632,798) currently held in Coinbase custody, including SOL used for staking. As of the Company's October 10, 2024, financial update, Sol Strategies held 105,249.82 SOL. The increase of 12,369.28 SOL is mainly due to the acquisition of 12,000 SOL at an average cost of USD $172.81 (CAD $239.25) and 369.28 SOL (CAD $89,896.28) from staking operations. The additional 12,000 SOL has been delegated to the Company's Solana Validator.

Solana Staking Revenue

Following its commitment to the Solana ecosystem by operating its own SOL validators and generating recurring revenues, the Company has generated gross revenue of 1,944.22 SOL (CAD $473,294 at current SOL prices), with a gross profit of CAD $454,000, since commencing staking on June 14, 2024.

Bitcoin Holdings

The company sold 8.57 bitcoin at an average price of USD $66,369 (CAD $91,947) for gross proceeds of USD $568,783 (CAD $787,991). The Company currently holds 47.67 bitcoin in with a value of approximately CAD $4,501,290.

Purchase of Solana Call Options

On October 24th, 2024, the Company entered into a call option agreement to acquire 8,000 SOL at a strike price of USD $190, which was financed by selling 8,000 SOL put options at a strike price of USD $160. The option agreement expires on December 6, 2024.

Other Investments

The company has private equity/venture capital investments with a book value of approximately CAD $442,000.

Cash

As at the date hereof the Company has approximately CAD $2,393,700 in cash.

Liabilities

As at the date hereof the Company has net liabilities of approximately $80,000.

(1) The above Canadian dollar (CAD) amount is based on cryptocurrency prices rates from Coinbase on October 24, 2024 and F/X rates quoted from the Bank of Canada.

About Sol Strategies

Sol Strategies is a publicly traded holding company committed to the continued development of the Solana blockchain and ecosystem through its private equity and financial markets activities. Sol Strategies seeks to leverage investment opportunities in staking rewards and Solana-based projects, allowing shareholders to indirectly participate in decentralized finance. The Company is headquartered in Toronto, Canada, and is publicly listed on the Canadian Securities Exchange under the ticker HODL and on the OTC market under the ticker CYFRF.

To learn more about Sol Strategies, please visit www.solstrategies.io. A copy of this news release and all the Company's related material documents regarding the Company change report may be obtained under the Company's SEDAR+ profile at www.sedarplus.ca.

Cautionary Note Regarding Forward-Looking Information:

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" within the meaning of applicable securities laws. Generally, any statements that are not historical facts may contain forward-looking information and forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or indicates that certain actions, events or results "may", "could", "would", "might" or "will be" taken, "occur" or "be achieved".

Forward-looking statements in this news release include statements regarding the company's future investing plans and staking plans. There is no assurance that the Company's plans or objectives will be implemented as set out herein, or at all. Forward-looking information is based on certain factors and assumptions the Company believes to be reasonable at the time such statements are made and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking information.

There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Disclaimer:

Sol Strategies is an independent organization in the Solana ecosystem. Sol Strategies is not affiliated with, owned by, or under common control with Solana Foundation (the "Foundation"), and the Foundation has not entered into any association, partnership, joint venture, employee, or agency relationship with Sol Strategies.

None of the Foundation or its council members, officers, agents or make any representations or warranties, recommendations, endorsements or promises with respect to the accuracy of any statements made, information provided, or action taken by Sol Strategies and expressly disclaim any and all liability arising from or related to any such statements, information or action.

Officer/Director Contact:

Doug Harris

Chief Financial Officer
doug@solstrategies.io
Tel: 416-480-2488

SOURCE: Sol Strategies

Media contact: solstrategies@mgroupsc.com

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https://www.newsfilecorp.com/release/227801